EXHIBIT 99.1

Brookfield Asset Management Announces Renewal of Normal Course Issuer Bid for Preferred Shares

NEWS BROOKFIELD, Aug. 17, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (“Brookfield” or “the company”) today announced it has received approval from the Toronto Stock Exchange (“TSX”) for the renewal of its normal course issuer bid to purchase up to 10% of the public float of each series of the company’s outstanding Class A Preference Shares that are listed on the TSX (the “Preferred Shares”). Purchases under the bid will be made through the facilities of the TSX and/or alternative Canadian trading systems. The period of the normal course issuer bid will extend from August 20, 2020 to August 19, 2021, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Preferred Shares purchased. All Preferred Shares acquired by Brookfield under this bid will be cancelled.

Under the normal course issuer bid, Brookfield is authorized to repurchase each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and Outstanding Shares[1]	Public Float[1]	Average Daily Trading Volume[2]	Maximum Number of Shares Subject to Purchase[3]
					Total	Daily
Series 2	BAM.PR.B	10,457,685	10,220,175	15,644	1,022,018	3,911
Series 4	BAM.PR.C	3,995,910	3,983,910	6,230	398,391	1,558
Series 8	BAM.PR.E	2,476,185	2,475,185	2,209	247,519	1,000
Series 9	BAM.PR.G	5,515,981	2,022,881	3,530	202,288	1,000
Series 13	BAM.PR.K	9,640,096	8,792,596	10,785	879,260	2,696
Series 17	BAM.PR.M	7,840,204	7,840,204	4,604	784,020	1,151
Series 18	BAM.PR.N	7,866,749	7,681,088	5,170	768,109	1,293
Series 24	BAM.PR.R	9,278,894	9,278,894	12,085	927,889	3,021
Series 25	BAM.PR.S	1,529,133	1,529,133	680	152,913	1,000
Series 26	BAM.PR.T	9,770,928	9,770,928	9,832	977,093	2,458
Series 28	BAM.PR.X	9,233,927	9,233,927	10,900	923,393	2,725
Series 30	BAM.PR.Z	9,787,090	9,787,090	6,772	978,709	1,693
Series 32	BAM.PF.A	11,750,299	11,750,299	8,913	1,175,030	2,228
Series 34	BAM.PF.B	9,876,735	9,876,735	9,175	987,674	2,294
Series 36	BAM.PF.C	7,842,909	7,842,909	5,977	784,291	1,494
Series 37	BAM.PF.D	7,830,091	7,830,091	5,271	783,009	1,318
Series 38	BAM.PF.E	7,906,132	7,906,132	10,484	790,613	2,621
Series 40	BAM.PF.F	11,841,025	11,841,025	11,484	1,184,103	2,871
Series 42	BAM.PF.G	11,887,500	11,887,500	12,043	1,188,750	3,010
Series 44	BAM.PF.H	9,831,929	9,831,929	5,573	983,193	1,393
Series 46	BAM.PF.I	11,740,797	11,740,797	6,690	1,174,080	1,673
Series 48	BAM.PF.J	11,885,972	11,885,972	6,961	1,188,597	1,740

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1 Calculated as at August 5, 2020.
2 Calculated for the six months prior to July 31, 2020.
3 In accordance with TSX rules, any daily repurchases with respect to: (i) the Series 8, Series 9 and Series 25 Preferred Shares will be limited to 1,000 shares of the respective series and (ii) each of the other series of Preferred Shares (excluding the Series 8, Series 9 and Series 25 Preferred Shares) will be limited to 25% of the average daily trading volume on the TSX of the respective series.

As of August 5, 2020, under its current normal course issuer bid that commenced on August 20, 2019 and will expire on August 19, 2020, and which was approved by the TSX, Brookfield has not made any purchases of the Preferred Shares.

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. Brookfield believes that, in such circumstances, acquiring the Preferred Shares represents an attractive and desirable use of its available funds.

Brookfield will enter into an automatic share purchase plan on or about the week of September 21, 2020 in relation to the normal course issuer bid. The automatic share purchase plan will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when Brookfield ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, the Preferred Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Asset Management Inc.
Brookfield Asset Management is a leading global alternative asset manager with approximately US$550 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “proposed”, “believe”, conditional verbs such as "will", “may” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking information in this news release includes statements with regards to potential future purchases by Brookfield of its Class A Preference Shares pursuant to the company’s normal course issuer bid and automatic share purchase plan. Although Brookfield believes that the anticipated future results or achievements expressed or implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Preference Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Business Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.